UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04009093

February 19, 2004

William Gleeson
Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: Alaska Air Group, Inc
Incoming letter dated January 15, 2004

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Alaska Air by Tom Williamson. We also received a letter from the proponent dated February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Tom Williamson
c/o Richard D. Foley
6040 N. Camino Arturo
Tuscon, AZ 85718

766421

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Tom Williamson (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson /ckv
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. Tom Williamson (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number and importance of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *"Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end discrimination against employee stockholders in company 401(k) and other stock buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board*

of Directors. . . . Employee 401(k) shareholders pay for their shares, held in trust . . . ."

These statements are false and misleading for the following reasons. First, it describes persons who are not shareholders, but have only a beneficial interest in shares (whether or not held in trust), as "shareholders." There is nothing in the Company's Restated Certificate of Incorporation or Bylaws or Delaware General Corporation Law or case law that suggests that persons who hold beneficial interests, but are not record owners of, shares are "shareholders." Holders of beneficial interests do not, in their capacity as holders of beneficial interests, enjoy the rights that holders of record enjoy, such as the right to certain notices, the right to vote shares, the right to inspect books and records, and the right to bring derivative action lawsuits.

Second, suggesting that persons who hold beneficial interests, but are not record shareholders, are "shareholders" misleadingly creates an impression of that such persons can be "disenfranchised" as alleged.

Finally, the use of the word "disenfranchised" is misleading because the word "disenfranchised" primarily means the loss of the right to vote. A Bylaw allowing only holders of record to nominate directors does not disenfranchise beneficial holders because the Bylaw does not take away the right to vote (that is, disenfranchise) such person. Conversely, implementation of the Proposal would not "enfranchise" beneficial holders by giving beneficial holders a right to vote.

Accordingly, these statements should be deleted or recast to reflect that the persons are holders of beneficial interests and are not shareholders.

2. *Employee 401(k) shareholders pay for their shares . . . out of their paychecks*

The statement that employees pay for their shares out of their paychecks is false and misleading. The Company provides 401(k) plans for its employees. Through these plans, employees may contribute cash and direct how that cash is invested in a variety of funds offered under the plans. Employees are not permitted to invest their 401(k) contributions in Company stock, however. The Company matches a portion of the employee's contribution in the form of Company stock under the terms of some of the plans. The statement should be deleted.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 11 – SHAREHOLDERS EQUAL RIGHTS

RESOLVED: Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board of Directors.

Horizon Air Seattle aircraft mechanic Tom Williamson submits this proposal. His phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com.

Employee 401(k) shareholders pay for their shares, held in trust, out of their paychecks. In order to exercise full ownership rights, employees must buy additional shares by establishing an account at a brokerage firm, and pay extra transaction costs in order to acquire registered shares.

The main benefit to the corporation of Registered Stockholders is to ensure that those stockholders are "known" to the company. But since our company serves as the trustee for employees' 401(k) plans and administers other stock buying plans, all employee stockholders are already identified to the company.

SUPPORT EQUAL SHAREHOLDER RIGHTS—VOTE YES ON No. 11

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission ("Commission" or "Staff")
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. Shareholder
Response to No Action Request
Proposal--Shareholders Equal Rights
Mr. Tom Williamson, Horizon Air Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponent's Exhibit Z; (2) Alaska Air Group, Inc. ("company" or "AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning our response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. Tom Williamson c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Mr. Williamson had expressed an interest in replying personally to the company's no action letter. He had earlier communicated to us that he did not agree with the company's position.

We have tried to contact Mr. Williamson via phone and email this past week, but unfortunately he has not responded. He may have sent his personal response to the Commission regarding his proposal that we are unaware of. Obviously, the company shareholders whom we are assisting retain their ownership rights to exercise them as they wish.

But since he has not provided us with written instructions to the contrary, we feel that it is our duty to advise the Commission that we did not overlook a response to this important shareholder proposal.

Further, we feel that it is not false and misleading as the company contends, and does not violate Rule 14a-8(i)(3) or Rule 14a-9. We feel that it is easily understood, stands on its own, and the issue deserves to be voted upon by all shareholders.

In our review of the company's opposition arguments to shareholder proposals published in its 2003 Proxy Statement, we found a multitude of what we consider false and misleading statements. We will be more vigilant of such statements in the 2004 Proxy Statement.

Please be assured of our utmost desire to be in compliance with not only the letter of the law, but just as importantly the spirit of the law.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Respectfully,

Steve Nieman

Steve Nieman "for" Tom Williamson

cc: Tom Williamson
File
Votepal.com
Alaska Air Group, Inc.
Dennis P. Barron, Esq
Windle Turley, Esq.
EDGAR--SEC

ATTACHMENT Z

Four-Year Record of Alaska Air Group, Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Tom Williamson (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. Tom Williamson (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number and importance of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *"Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end discrimination against employee stockholders in company 401(k) and other stock buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board*

of Directors. . . . Employee 401(k) shareholders pay for their shares, held in trust . . . ."

These statements are false and misleading for the following reasons. First, it describes persons who are not shareholders, but have only a beneficial interest in shares (whether or not held in trust), as "shareholders." There is nothing in the Company's Restated Certificate of Incorporation or Bylaws or Delaware General Corporation Law or case law that suggests that persons who hold beneficial interests, but are not record owners of, shares are "shareholders." Holders of beneficial interests do not, in their capacity as holders of beneficial interests, enjoy the rights that holders of record enjoy, such as the right to certain notices, the right to vote shares, the right to inspect books and records, and the right to bring derivative action lawsuits.

Second, suggesting that persons who hold beneficial interests, but are not record shareholders, are "shareholders" misleadingly creates an impression of that such persons can be "disenfranchised" as alleged.

Finally, the use of the word "disenfranchised" is misleading because the word "disenfranchised" primarily means the loss of the right to vote. A Bylaw allowing only holders of record to nominate directors does not disenfranchise beneficial holders because the Bylaw does not take away the right to vote (that is, disenfranchise) such person. Conversely, implementation of the Proposal would not "enfranchise" beneficial holders by giving beneficial holders a right to vote.

Accordingly, these statements should be deleted or recast to reflect that the persons are holders of beneficial interests and are not shareholders.

2. *Employee 401(k) shareholders pay for their shares . . . out of their paychecks*

The statement that employees pay for their shares out of their paychecks is false and misleading. The Company provides 401(k) plans for its employees. Through these plans, employees may contribute cash and direct how that cash is invested in a variety of funds offered under the plans. Employees are not permitted to invest their 401(k) contributions in Company stock, however. The Company matches a portion of the employee's contribution in the form of Company stock under the terms of some of the plans. The statement should be deleted.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 11 – SHAREHOLDERS EQUAL RIGHTS

RESOLVED: Shareholders recommend that our Board of Directors enhance shareholder rights by ensuring that our corporation's bylaws treat all shareholders equally. Furthermore, end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders. Only shareholders who have "registered" shares can make nominations for the Board of Directors.

Horizon Air Seattle aircraft mechanic Tom Williamson submits this proposal. His phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com.

Employee 401(k) shareholders pay for their shares, held in trust, out of their paychecks. In order to exercise full ownership rights, employees must buy additional shares by establishing an account at a brokerage firm, and pay extra transaction costs in order to acquire registered shares.

The main benefit to the corporation of Registered Stockholders is to ensure that those stockholders are "known" to the company. But since our company serves as the trustee for employees' 401(k) plans and administers other stock buying plans, all employee stockholders are already identified to the company.

SUPPORT EQUAL SHAREHOLDER RIGHTS—VOTE YES ON No. 11

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc
Incoming letter dated January 15, 2004

The proposal recommends that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally. The proposal further recommends that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders."

There appears to be some basis for you view that Alaska Air may exclude the proposal under rule 14a-8(i)(3) as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Alaska Air omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel